Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

PARTICIPANTS

Corporate Participants

Edward T. Tilly – Chief Executive Officer & Director, CBOE Holdings, Inc.

Alan J. Dean – Chief Financial Officer, Treasurer & Executive Vice President, CBOE Holdings, Inc.

MANAGEMENT DISCUSSION SECTION

Christian Bolu, Credit Suisse

Great. So next up we have Chicago Board Options Exchange. I’m very pleased to have CEO and Chairman Ed Tilly, and CFO Alan Dean. Ed and Allan, thank you very much for making it down to Florida.

Edward T. Tilly, Chief Executive Officer & Director

Glad to be here.

Alan J. Dean, Chief Financial Officer, Treasurer & Executive Vice President

Yeah. Absolutely.

QUESTION AND ANSWER SECTION

<Q>: May we go please start just in the long-term strategy. With the Bats acquisition it feels like a step function change in what the business mix and the growth potential, growth profile of the company. So as we look over the next sort of few years, what do you see the biggest opportunities for growth?

<A – Ed Tilly – CBOE Holdings, Inc.>: The opportunity continues to be driving CBOE’s proprietary index complex and our volatility complex. So the strategy behind Bats was the diversification, not only of asset class and picking up U.S. and European equities as well as FX but also, from a geography standpoint, being able to pick up a business development, of course, which is much more present in London. We currently have one and a half people in London and we immediately go to 80-plus people in London being able to tell the story and the uniqueness of CBOE and its products.

So, really, the story for us if it’s dollar-denominated risk, global risk, you can trade at the CBOE. And then as far as volatility goes, being able to further the volatility story, and VIX as the global benchmark for all things volatility.  Just the distribution in those channels, it’s such an amazing opportunity for us. So that extension is what we’re really looking forward to. That’s really I think what we’ll continue to talk about over the next few years.

We’ve introduced some revenue synergies and defined the opportunity we see in building a new business, primarily around index servicing, and happy to get into that, but our opportunities are really furthering the story and the growth that’s so unique to CBOE as a result of a concentrated effort in product development and education. That story will continue to be told over the next couple of years.

<Q>: I guess let’s get into the indexing and the exchange sort of product space. There’s a lot of focus from the team in terms of the opportunities there. Maybe help investors understand what is it that you can do now with Bats that you couldn’t do before?

<A – Ed Tilly – CBOE Holdings, Inc.>: Yeah. So I think it’s interesting to look at both companies and their perspective on where growth is occurring, and not coincidentally identifying the same opportunities but being able to touch our customers at different points in that product development and trading stream, if you will. So CBOE in the index servicing business, and that we help calculate today and creating products.

A great example is VXX, right? Barclays came to us with a concept: I want to replicate exposure to part of the term structure effects, I want to do that in an ETN, I need help on licensing, and can you help us bring those to the marketplace? The answer was yes, and through a partnership with Barclays, a very successful ETN in the marketplace.

We did not have a listing venue, weren’t able to participate in the economics in encouraging or influencing where the ETN was listed. Derivatives were listed on that ETN that are pro-rata share, we were not involved in promoting or teaching the utility of a VXX, and we took our pro-rata portion of market data on the derivative side, and never enhanced that data at the back end after trade.

So we kind of touched our partner, Barclays, at various stages, but not an all-in-one offering or service. Bats identified the growth in listings not in a single name, not in chasing CEOs down and trying to convince that CBOE, for example, to list on the Bats exchange; rather they focused on partnering and sharing the economics of listing with issuers of ETNs and ETFs. And uniquely that is the fastest growing segment of the listing business, and Bats’ is doing really well.

But together, taking and being a one stop shop for the creation, the assistance in the licensing, the expertise in index calculation, a listing venue, market data all along that process, and being able to enhance that market data to the complete loop and start all over again. And that all-in-one, what CBOE has done well for years, that creation and now Bats uniquely as a listing venue and having now one stop on all things market data, U.S. equities, derivatives, European equities, we think that’s a very unique offering that we’ll be building up over the next couple of years.

<A – Alan Dean – CBOE Holdings, Inc.>: So just to expand on the point that Ed made, we left some serious money on the table with VXX; and the listing revenue, that could’ve been realized to some extent. The transaction fees that go along with the higher volume where VXX has traded, that would’ve been realized. And then that – the accretions of value of the market data revenue that you’re trying to sell, that was left on the table.

So we have this new product, new idea machine, that can be optimized and we can increase the revenue from them. That’s the opportunity with Bats.

<Q>: Maybe on new ideas and new products. The kind of ETF/ETP landscape is highly competitive. A lot of intellectual capital going into trying to find sort of the next big thing. Sounds like you guys are part of that process. So maybe talk about kinds of products that you think can drive growth?

<A – Ed Tilly – CBOE Holdings, Inc.>: Well, uniquely, I think the overlay and taking the most sophisticated strategies and wrapping them so that all of us can look at outcomes instead of actively trying to manage strategies that involve derivatives, that is what we do well. Any vol overlay, any influence on that part of a structured product has vol exposure, well that’s CBOE and that’s the license that we enjoy, and with our partner at S&P that’s what we would bring to the table uniquely that our competitors in this space are challenged to deliver.

So, you can take them with the basic overwrite strategy. We have a BXM index, and there’s billions of dollars benchmarked to BXM; that’s pretty simple to replicate. But when you start overlaying volatility and our volatility calculation in that mix, that is a CBOE rank and focal point that our competitors are going to be very challenged to enter.

<Q>: So, I mean, I guess you launched the Vest S&P 500 overprotected funds. So a couple of things, talk about, first of all, just cost and the traction? How each fund meets the expectation? And then why you chose to go buy mutual fund formats rather than I guess ETFs?

<A – Ed Tilly – CBOE Holdings, Inc.>: So do you want to start with the ramp-up so far to the $35 million?

<A – Alan Dean – CBOE Holdings, Inc.>: Sure. Their product – initial product introduction happened six months ago. They’re at $35 million in AUM; they’re about to double that rather quickly. And as soon as they get to around $100 million, then the number of screens that they’ll be appearing on will grow geometrically. So there’s a lot of growth there for Vest and the products that they’re coming out with. We own 60% of Vest and they make money by a fee based on AUM. So we view Vest as a lot of upside.

Plus, all the products that they create that have to come back to CBOE to trade, whether it – Ed talked about volatility, but it’s all SPX and S&P 500-based products, so the buffer protect index that you talked about, that’s really a complex options product that you don’t have to worry about how it’s made. You’re buying the outcome. And so we benefit through the ownership in Vest as well as the transaction fees that come to us.

<Q>: [indiscernible] (09:16)

<A – Ed Tilly – CBOE Holdings, Inc.>: It’s not versus, it’s and, right? So for Vest and this product, the initial product rollout, has made more sense to go this way. And as an index – being in the index servicing business, a construction on the ETN and ETF space, it’s not instead of, it’s and. So institutions that are creating either benchmarks internally or internal products to be listed, we’ve been in that business, whereas we also will help and have been calculating those indexes for our customers. But when you go to listing, we’re back to that cycle that we just not have been involved in.

So we won’t do – the Vest isn’t instead of more creation as we’ll keep just using the VXX as a great example, we will – we want that to be in that business as well.

<Q>: Let me switch it over just to the core options business and pricing; must be a big topic. Given the consolidation in the space, you guys have been involved in that, and with all the appreciation that multi-list is a small part of your business, why shouldn’t we be expecting at some point that price can actually start to reflect higher in that business especially given at least on a headline basis your multi-list pricing does look lower than your peers?

<A – Alan Dean – CBOE Holdings, Inc.>: It feels to me like that pricing in the multi-list businesses has bottomed out. And as a matter of fact, CBOE’s pricing has hit a bottom in the third quarter, fourth quarter it bounced up a little bit; I hope that trend continues. Options exchanges need transaction fees to fund their business, to show a profit because we don’t have the huge pool of market data revenue that you see in cash equities.

And so our goal before our close with Bats and after we close with Bats, our pricing strategy won’t change as we want to optimize revenue. Transaction fees and access fees, market data revenue, exchange services and other fees, and if that means lowering fees, that’s what we’ll do or increasing fees, that’s what we’ll do. It’s shareholder value and through optimizing that revenue footprint.

<Q>: Can we now look in the options market. It feels like it’s been weaker than complementary markets whereas the cash equities or the equity futures at the CME say for the last kind of four to five years. Any thoughts on what’s driving that?

<A – Ed Tilly – CBOE Holdings, Inc.>: Yeah. I think it’s important to distinguish again that CBOE’s experience over the – we’ll take the last year compared to our peers who are in the multi-list space. You nailed it, and that’s accurate; our multi-list volume was down last year. But for CBOE, the VIX futures are up 16% year-over-year; SPX, 9%; index options, 6%. So it’s a big difference when we’re telling our story than when our competitors are talking about multi-list. We continue to see the proprietary index grow; it’s what our focus is, on growth obviously. Just the utility of having these macro cash settled indexes is a completely different story and different utility over the different macro market events that are occurring and the utility that our customers are finding on that product mix. We have a different story to tell.

<Q>: But I guess maybe just still part of a broader industry, did you think there’s anything from a market structure perspective that I guess in our broad industry [indiscernible] (13:17)?

<A – Ed Tilly – CBOE Holdings, Inc.>: Sure. I think it is exactly regulation. I think the industry has been faced with overcoming some headwinds on the use of capital and minimum capital requirements primarily around RWA. I mean, it’s kind of getting a little bit of leads, new requirements on offsetting long and shorts, for example; absolutely nonsensical from a risk perspective not recognizing an offset from a long and a short on a simple $5 vertical, for example. We know the risk and requiring capital for a naked long and a naked short. That just doesn’t make any sense.

So, as capital requirements go up, not surprisingly, the costs to clear those trades go up. And from a liquidity providers’ perspective, the choices on where to deploy that capital and the opportunity are very, very rational. And until we look at things from that perspective, I think that’s the headwind we face.

Now you can believe the word so far is that we look at regulation and peeling back the things that don’t makes sense and embracing the things that actually makes the market safer and more secure, we’re in favor.

<Q>: You are right in terms of your index products have grown quite well. And I think over the long-term, electronification of some of those products have been somewhat of a tailwind. Can you just remind us in your index products, SPX and VIX, where we are in terms of electronification? And then is there any opportunity for that to increase or are there structural reasons why they’ll just be a decent amount of pit for you?

<A – Ed Tilly – CBOE Holdings, Inc.>: Sure. To be clear, in all products at the CBOE, except for the third Friday SPX contract, the one we’ve been trading for 30-plus years, everything else is pure hybrid; meaning our customers decide what method – whether open outcry or electronic that they introduced over the marketplace. And from CBOE’s perspective, if an order is brought in electronic, it stays electronic, it executed electronically. That’s it.

In the SPX, the third Friday, we have favored, and the market has favored, an indicative quote on the screen, an interaction by employing a broker. Now the weekly SPX complex, which has outpaced the growth of the third Friday, is pure hybrid, and a lot of those trades are 100% electronic. So the opportunity in electronification is in that third Friday large, historically institutional-based user embracing technology. Now those tend to be very complex in nature. Rarely are they one single strike strategies; they employ spreads, multi-list spreads. Many times they’re referencing a future as an underlying but they turn into a volatility trend.

As technology and as our users embrace technology, I think we’ll see the migration to more electronification and more electronic executions. And there might be some opportunity for growth and volume from that perspective. But again, it is user-based, user-driven. We will give or continue to give our customers the choice on how to execute their trading.

<A – Alan Dean – CBOE Holdings, Inc.>: I want to make sure we don’t leave the audience with the impression that growth on those proprietary products is driven by a move to electronics; that’s really not the driver. It’s the education, the marketing that we’re doing around VIX, volatility and SPX, that doesn’t occur around the multi-list side because this doesn’t make sense for us to teach people how to trade multi-list products since the economics are a lot different. Plus, I think we’re catching a wave a little bit, and the move away from single name investing to broad-based investing, that’s a big wave, I think. And SPX and VIX are right in the target there in that trend.

So I think those are the drivers of growth in SPX and VIX. Plus, this SPX product which is over 30 years old, it grew 9% last year which is in a low volatility year; that’s amazing. So what that tells me is that we have a lot more – the addressable market in the U.S., in Europe, and Asia is bigger than I thought, and we’re hitting that through our education and marketing efforts. Same goes with volatility; it’s even further down on the growth scale than SPX is – we’ve been trading volatility 9, 10 years now. And so it’s not electronics that’s driving volume, that was a 2000 to 2002 event, this is the product that the investing public are finding very useful for a whole host of reasons.

Follow-up question we get is what effect will moving to the Bats technology have, and we’ve actually singled out from our futures exchange perspective much of the same comments that we made on why are you retooling and completely scrapping the system that CBOE developed, Command, and launching our own new system. Similarly, we answer the question with the Bats technology.  We have a futures exchange that we launched really to settle VIX futures. And the match engine was designed by experts in option trade engines, and we really don’t even have the minimum expected functionality from a futures users’ perspective on what is really a global standard. So we do think there’s opportunity in migrating over to Bats technology for our futures exchange or for futures that we will I think will leapfrog for a time. We will be setting the standard for futures functionality when we migrate over to that.

<A – Alan Dean – CBOE Holdings, Inc.>: And that’s in a product that grew the fastest for us...

<A – Ed Tilly – CBOE Holdings, Inc.>: Right.

<Q>: Right.

<A – Alan Dean – CBOE Holdings, Inc.>: ...in 2016 over 2015, and has our highest capture rate at about $1.70 for futures contract compared to $0.07, $0.08, $0.09 for a multi-list contract. So I think there’s a lot of opportunity, a lot of ways we can continue that growth from that VIX futures product which, as Ed said, was really designed for the options traders and has turned out to be a homerun.

<Q>: Maybe we should stick on the VIX futures for a bit because you’re right, it did go quite fast at a slower 2015. And a lot has happened, we’ve had cycles where curves have been better than low and high volatility. Are you thinking change in any way or do you have sort of better insights into what do you think the longer-term drivers of that – of the VIX contracts are?

<A – Ed Tilly – CBOE Holdings, Inc.>: Well, the futures is different than options...

<Q>: Yes. [indiscernible] (21:07)

<A – Ed Tilly – CBOE Holdings, Inc.>: ...so just futures.

<Q>: Yes.

<A – Ed Tilly – CBOE Holdings, Inc.>: So I think the hedgers, we have not exhausted yet the utility, and from an access point if you look at the last two – or the only two moves, really, in 2016, most of the market moves happened in the non-U.S. trading hours. So from a VIX futures’ standpoint, if you had exposure and your only outlet in the overnight hours had been maybe for U.S. exposure using S&P 500 futures contracts, we saw the utility and the demand for vol exposure in Brexit, which obviously happened after the U.S. market close, and even our election. If you didn’t trade from 8:00 pm to around midnight, you miss the move. But the futures enjoyed two pretty amazing overnight sessions.

To look at those moves and not be connected into the CFE, you have to scratch your head if you got exposure and you’re like, I am not monetizing these positions that I’ve put on because I’ve been waiting for the U.S. market to open and I’m missing moves. And that is a really easy sales pitch to make from our global business development, needless to say. Look at this volume, you set records in June and you set records in November and it’s because the moves are happening and it’s not just moves during the domestic trading hours.

That’s an easy pitch from a hedger’s perspective, and when you have hedging volume coming in and it’s not just being chunky massive moves as they go, but rather it’s all through that session. It’s easy to attract prop traders who are looking at those opportunities, who will make markets 24 hours a day, and that pitched them that’s the next wave on the sales pitches, looking up proprietary traders both domestically and internationally who have not had access into the CFE [indiscernible] (23:05). So with a continuous cycle, that information continues to reinforce the utility of having access into our CFE, and that you’ve seen a lot of the growth from that perspective.

<Q>: Who is the new marginal user?

<A – Ed Tilly – CBOE Holdings, Inc.>: So we made an announcement – Debbie, I keep forgetting – the earnings was probably two cycles ago when we connected with Stellar out of the UK; and then the customers that are connected to Stellar, those were all new for us at CFE. So as we have the introducing brokers doing the work and turning to CFE along then comes a massive amount of new users and prop shops. But the sales pitch on the pure hedgers, that has really offset our risk management conferences in the U.S. and in Europe and Asia where the users come up and say, look if this is how I’m using VIX and the S&P 500 or VIX and Russell or VIX and MSCI, this is the exposure I need. This is when I’m trading in and out of pure vol or macro hedging tools. And it’s quite amazing, but that cycle is a little bit [indiscernible] (24:14).

<Q>: Let me open it up a little bit here for questions from the audience. No? Okay.

<A – Alan Dean – CBOE Holdings, Inc.>: That’s how good your question was.

<Q>: I guess on the Bats synergies. You had some time now to look at the company very closely, compare their practices to what you guys do. I don’t need to quantify, but are there opportunities to add further increased synergies on the Bats side or also on your side, on CBOE’s side, are you seeing the best practices or ways to cut cost at legacy CBOE?

<A – Alan Dean – CBOE Holdings, Inc.>: Yes and yes. So the synergies that we came out with, $50 million in three years, $65 million in five years, we’re still sticking with that. It’s still too early in the process to modify those up or down. But in the past four months since we announced this transaction, we’ve been able to confirm the upfront synergies, the easy ones, the C-suite ones, things like audit fees, insurance, things that will leap off a general ledger. The part that I feel a lot more comfortable about, but I can’t refine the synergy numbers, the savings that we’ll realize by migrating our exchanges to their platform, and that is a long-term process.

And that’s why we gave five-year synergies because of the last migration won’t happen still after a year three. But at this point, I’m feeling – when I came out with those numbers, I felt highly confident those numbers still feel that way, and I hope sometime in the future we’ll be able to adjust those up. But it’s still way too early for us to really think something like that. We need more time, and we need to close the deal and get some water under the bridge. But so far so good, but a great experience. We’re learning a lot about efficiencies.

<Q>: Right.

<A – Alan Dean – CBOE Holdings, Inc.>: I thought we were efficient exchange, they are hyper-efficient. And we’re going to take the best of both exchanges and move forward.

<Q>: It’s a high-class problem. Okay. I think with that, there’s no questions to the audience, we’ll wrap – there’s one. Okay.

<Q>: Thank you for coming. I just want to ask you about market data business of Bats. So we know that Bats’ proprietary data is priced lower than the other competitors. I was just wondering going forward like what is the competitive edge here? Is there anything else other than pricing?

<A – Ed Tilly – CBOE Holdings, Inc.>: So let me – just in general, we won’t comment on Bats’ pricing yet. Even though we’re through antitrust, we’re still not going to touch that one. But the philosophy in CBOE from our shareholders’ perspective is always to maximize revenues when there’s an opportunity. That won’t change going forward.

From proprietary data, I think that was the second part of the question, uniquely now the Bats one is out there as their market data offering, if you can now imagine adding to that.  Adding to all of the U.S. equity market data that they have, all of the Pan-European market data, CBOE’s proprietary index and volatility market data, it is a unique offering, much more value than our competitors because of primarily of the VIX and S&P (28:27). There is an opportunity to package market data differently, and with differently it’s always been our goal to maximize revenues mindful of our competition. That won’t change.

Christian Bolu, Credit Suisse

Okay. We’ll wrap it up there.

Edward T. Tilly, Chief Executive Officer & Director

Thank you very much.

Alan J. Dean, Chief Financial Officer, Treasurer & Executive Vice President

Thank you very much.

Edward T. Tilly, Chief Executive Officer & Director

Good to see you, everybody.

Christian Bolu, Credit Suisse

Thank you.

Cautionary Statements Regarding Forward-Looking Information

This presentation contains certain statements regarding intentions, beliefs and expectations or predictions, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to anticipated expenses, expected tax rate, planned capital expenditures, the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats, and the anticipated effects of the transaction. The actual timing of the completion of the proposed transaction could differ materially from those projected or forecast in the forward-looking statements.  Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE Holdings’ ability to maintain an investment grade credit rating; risks relating to the value of CBOE Holdings’ shares to be issued in the transaction; disruptions of CBOE Holdings’ and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE Holdings’ and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE Holdings and Bats; and other factors described in the Risk Factors sections of (i) the definitive joint proxy statement/prospectus dated December 9, 2016, which was filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2016, (ii) CBOE Holdings’ annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, (iii) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 2, 2016, (iv) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 8, 2016, and in other filings made by CBOE Holdings and Bats from time to time with the SEC.

The factors described in such SEC filings include, without limitation: CBOE Holdings’ ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE Holdings and Bats operate; CBOE Holdings’ and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE Holdings’ or Bats’ exchanges; each of CBOE Holdings’ and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE Holdings’ and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE Holdings’ and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. This presentation relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and

Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.